Exhibit 21.1

IMPRIMIS PHARMACEUTICALS, INC. SUBSIDIARIES
as of December 31, 2017

Name of Subsidiary	State of Incorporation or Organization
Imprimis NJOF, LLC	New Jersey
ImprimisRx NJ, LLC	New Jersey
Park Compounding, Inc.	California
ImprimisRx PA, Inc.	Delaware
ImprimisRx TX, Inc.	Texas
Surface Pharmaceuticals, Inc.	Delaware